SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15-d-16 of

The Securities Exchange Act of 1934

For January 11, 2008

Commission File Number 000-17434

DRAXIS HEALTH INC.

(Translation of registrant’s name into English)

6870 Goreway Drive, 2nd Floor

Mississauga, Ontario  L4V 1P1

CANADA

(Address of principal offices)

Registrant files annual reports under cover of Form 20-F

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRAXIS HEALTH INC.

By:/s/ Alida Gualtieri
General Counsel & Secretary

Dated: January 11, 2008

DRAXIS HEALTH INC.

FORM 51-102F3

MATERIAL CHANGE REPORT

1.                                      Name and address of Company

DRAXIS Health Inc.

6870 Goreway Drive, Suite 200

Mississauga, Ontario

L4V 1P1

2.                                      Date of Material Change

January 10, 2008

3.                                      News Release

A press release reporting the material change was issued by DRAXIS Health Inc. (“DRAXIS”) on January 11, 2008, a copy of which is attached.

4.                                      Summary of Material Change

DRAXIS has applied to the Toronto Stock Exchange (TSX) to make a Normal Course Issuer Bid (NCIB), subject to TSX approval, to buy back its common shares through the facilities of the TSX.

The maximum number of common shares which may be purchased for cancellation pursuant to the NCIB is such number of common shares which represents 10% of the common shares in the public float on the date the TSX approves the NCIB. Based on the 40,720,539 common shares in the public float as at December 31, 2007, that maximum number would be 4,072,054. The actual number of common shares purchased, if any, and the timing of such purchases will be determined by DRAXIS considering market conditions, stock prices, its cash position, and other factors.

Purchases under the NCIB are expected to be permitted to commence on or about January 21, 2008 and will terminate on January 20, 2009 or the date upon which the maximum number of common shares have been purchased by DRAXIS pursuant to the NCIB.

Any purchases made pursuant to the NCIB will be made in accordance with the rules of the TSX and will be made at the market price of the common shares at the time of the acquisition.

5.                                      Full Description of Material Change

See press release attached hereto.

6.                                      Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7.                                      Omitted Information

None.

8.                                      Executive Officer

For further information, please contact Alida Gualtieri, General Counsel and Secretary at (514) 630-7060.

9.                                      Date of report

January 11, 2008.